UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28861/ August 26, 2009

_____

In the Matter of   :
                                                  :
FIRST INVESTORS SINGLE PAYMENT AND PERIODIC   :
   PAYMENT PLANS II FOR INVESTMENT IN FIRST   :
   INVESTORS GLOBAL FUND, INC.   :
110 Wall St.   :
New York, NY 10005   :
                                                  :
 (811-1359)   :
                                                  :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

First Investors Single Payment and Periodic Payment Plans II
for Investment in First Investors Global Fund, Inc. filed an
application on May 22, 2009, and amended on July 16, 2009,
requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary